Exhibit 99.1

news release

Encana Announces Receipt of Requisite Consents and Extension of Consent Payment Deadline for 5.80% Notes Due 2014

Calgary, Alberta March 13, 2014

Encana Corporation (TSX:ECA)(NYSE:ECA) announced that its wholly-owned subsidiary, Encana Acquisition ULC (the “Purchaser”) has received the required consents to approve the proposed amendments to the indenture under which the 5.80% Notes due May 1, 2014 (CUSIP / ISIN Numbers 292506AA0 / US292506AA00) (the “Notes”) issued by Encana Holdings Finance Corp. (the “Issuer”) were issued. The Purchaser has also extended the consent payment deadline to 10:00 a.m., New York City time, on March 28, 2014 (the “Extended Consent Payment Deadline”). The complete terms and conditions of the tender offer and consent solicitation are set forth in the Offer to Purchase and Solicitation of Consents (the “Tender Offer and Consent Solicitation Statement”), dated February 28, 2014, and the related Letter of Transmittal and Consent which have been sent to holders of the Notes. Under the terms of the tender offer and consent solicitation, holders who have previously tendered their Notes can no longer validly withdraw those Notes from the tender offer.

Based on information provided by the Tender Agent and Information Agent for the tender offer and consent solicitation, holders of an aggregate principal amount of approximately US$764 million, being approximately 76% of the aggregate principal amount of the Notes outstanding, provided consents. The consents received exceed the amount required to approve the proposed amendments to the indenture under which the Notes were issued. The Issuer, Encana Corporation, as guarantor, and Deutsche Bank Trust Company Americas, the trustee under the indenture governing the Notes, intend to execute a supplemental indenture containing the proposed amendments promptly following the acceptance for purchase of a majority in aggregate principal amount of the outstanding Notes pursuant to the terms of the tender offer and consent solicitation, which is expected to be on or about March 31, 2014 (the “Settlement Date”). The supplemental indenture will thereafter be binding on all holders of the Notes, including holders whose Notes were not purchased in the tender offer.

Holders who validly tender their Notes at or prior to the Extended Consent Payment Deadline, and whose Notes are accepted for purchase, will receive a consent payment equal to US$2.50 per US$1,000 principal amount of Notes in addition to the tender offer consideration of US$1,004.59 for each US$1,000 principal amount of the Notes plus accrued and unpaid interest on the tendered Notes from the last interest payment date to, but not including, the Settlement Date The tender offer for the Notes will expire at 10:00 a.m. New York City time, on March 28, 2014 unless extended by the Purchaser.

The Issuer expects to redeem any and all of the Notes not tendered by issuing a notice of redemption as soon as practically possible after the tender offer expires.

The Purchaser reserves the right to waive any and all conditions of the tender offer and consent solicitation or to extend the consent payment deadline or expiry date. If any condition of the tender offer and consent solicitation is not satisfied, the Purchaser reserves the right to withdraw the tender offer and consent solicitation and not accept any Notes for purchase, or to amend the terms of the tender offer and consent solicitation.

Barclays Capital Inc. is acting as the Dealer Manager and D.F. King & Co., is acting as the Tender Agent and Information Agent for the transaction. Questions concerning the terms of the Tender Offer and Consent Solicitation Statement should be directed to Barclays Capital Inc. at (800) 438-3242 (toll free) or (212) 528-7581 (collect). Requests for assistance in completing the Letter of Transmittal and Consent or requests for additional copies of the Tender Offer and Consent Solicitation Statement, the Letter of Transmittal and Consent or other related documents may be directed to D.F. King at (888) 644-6071 (toll free) or (212) 269-5550 (banks and brokers).

Advisory: This news release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent. The tender offer and consent solicitation is being made solely pursuant to the Tender Offer and Consent Solicitation Statement dated February 28, 2014 and the related Letter of Transmittal and Consent.

Encana Corporation

Encana Corporation

Encana Corporation ("Encana") is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations	Media Relations
(403) 645-6977	(403) 645-4747

Patti Posadowski Advisor, Investor Relations (403) 645-2252	Brian Dutton Advisor, Investor Relations (403) 645-2285

Source: Encana Corporation

Encana Corporation

2